                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                                (Amendment No.5)



                                 NOVAVAX, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                  670002 10 4
        ----------------------------------------------------------------
                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement.
 [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                         (CONTINUED ON FOLLOWING PAGES)

                              Page 1 of 12 Pages

                        The Exhibit Appears on Page 10

                             CUSIP NO. 670002 10 4

-------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Charles B. Ganz
         ----------------------------------------------------------------------

(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ----------------------------------------------------------
                  (b)
                     ----------------------------------------------------------

(3)      SEC Use Only
                      ---------------------------------------------------------

(4)      Citizenship or Place of Organization             U.S.A.
                                              ---------------------------------

Number of          (5)     Sole Voting Power             340,915*
                                             ----------------------------------
Shares Bene-
ficially           (6)     Shared Voting Power             0
                                               --------------------------------
Owned by Each
Reporting          (7)     Sole Dispositive Power        340,915*
                                                 ------------------------------
Person With
                   (8)     Shared Dispositive Power        0
                                                   ----------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                    340,915*
-------------------------------------------------------------------------------

-

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
               ----------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)    3.43%
                                                           --------------------

(12)     Type of Reporting Person               IN
                                  ---------------------------------------------

*  The Reporting Person disclaims beneficial ownership of these shares.
   See Item 4.




                              Page 2 of 12 Pages

                             CUSIP NO. 670002 10 4
-------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Ganz Capital Management, Inc.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ----------------------------------------------------------
                  (b)
                     ----------------------------------------------------------


(3)      SEC Use Only
                      ---------------------------------------------------------

(4)      Citizenship or Place of Organization          Delaware
                                              ---------------------------------
Number of          (5)     Sole Voting Power           340,915
                                            -----------------------------------
Shares Bene-
ficially           (6)     Shared Voting Power             0
                                               --------------------------------
Owned by Each
Reporting          (7)     Sole Dispositive Power      340,915
                                                 ------------------------------
Person With
                   (8)     Shared Dispositive Power        0
                                                   ----------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                  340,915
         ----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares               *
                ---------------------------------------------------------------


(11)     Percent of Class Represented by Amount in Row (9)   3.43%
                                                           --------------------

(12)     Type of Reporting Person               IA
                                  ---------------------------------------------

*See Item 4, and the notes thereto.


                              Page 3 of 12 Pages

                             CUSIP NO. 670002 10 4
-------------------------------------------------------------------------------
(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        The Probitas Fund, L.P.
         ----------------------------------------------------------------------


(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ----------------------------------------------------------
                  (b)
                     ----------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------


(4)      Citizenship or Place of Organization               Delaware
                                              ---------------------------------

Number of          (5)     Sole Voting Power               0
                                        ---------------------------------------
Shares Bene-
ficially           (6)     Shared Voting Power             0
                                               --------------------------------
Owned by Each
Reporting          (7)     Sole Dispositive Power          0
                                                  -----------------------------
Person With
                   (8)     Shared Dispositive Power        0
                                                     --------------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                   0
-------------------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                   *
               ----------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)   0.00%
                                                           -------

(12)     Type of Reporting Person               PN
                                  ---------------------------------------------

*See Item 4, and the notes thereto.



                              Page 4 of 12 Pages

                             CUSIP NO. 670002 10 4
-------------------------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        The Probitas Offshore Fund, L.P.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ----------------------------------------------------------
                  (b)
                     ----------------------------------------------------------

(3)      SEC Use Only
                     ----------------------------------------------------------

(4)      Citizenship or Place of Organization      Cayman Islands
                                              ---------------------------------

Number of          (5)     Sole Voting Power             0
                                              ---------------------------------
Shares Bene-
ficially           (6)     Shared Voting Power           0
                                               --------------------------------
Owned by Each
Reporting          (7)     Sole Dispositive Power        0
                                                 ------------------------------
Person With
                   (8)     Shared Dispositive Power      0
                                                   ----------------------------

-------------------------------------------------------------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                         0
-------------------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                    *
-------------------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)        0.00%
                                                           --------------------

(12)     Type of Reporting Person               PN
                                  ---------------------------------------------


*See Item 4, and the notes thereto.


                              Page 5 of 12 Pages

                             CUSIP NO. 670002 10 4
-------------------------------------------------------------------------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                        Probitas Advisors, Inc.
         ----------------------------------------------------------------------

(2)      Check the Appropriate Row if a Member of a Group
                  (a)
                     ----------------------------------------------------------
                  (b)
                     ----------------------------------------------------------

(3)      SEC Use Only
                      ---------------------------------------------------------

(4)      Citizenship or Place of Organization      Delaware
                                              ---------------------------------

Number of          (5)     Sole Voting Power               0
                                              ---------------------------------
Shares Bene-
ficially           (6)     Shared Voting Power             0
                                               --------------------------------
Owned by Each
Reporting          (7)     Sole Dispositive Power          0
                                                 ------------------------------
Person With
                   (8)     Shared Dispositive Power        0
                                                   ----------------------------
(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
                                        0
         ----------------------------------------------------------------------

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares              *
-------------------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9)   0.00%
                                                           --------------------
(12)     Type of Reporting Person               CO
                                 ----------------------------------------------

*See Item 4, and the notes thereto.


                              Page 6 of 12 Pages

ITEM 1(A).      NAME OF ISSUER

                        The Issuer is NOVAVAX, INC.. ("NOX").

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                        The Issuer's principal executive offices are located at
                12601 Twinbrook Parkway, Rockville, Maryland 20852.


ITEM 2(A).      NAME OF PERSONS FILING

                        This Schedule 13G is being filed on behalf of Charles
                B. Ganz ("Ganz"), Ganz Capital Management, Inc. ("GCM"), The Probitas Fund, L.P. (the "Fund"),Probitas Advisors, Inc. ("Advisors")and The Probitas Offshore Fund, L.P. ("Offshore Fund").

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                        The principal business office of Ganz, GCM, the Fund
                and Advisors is 2875 N.E. 191st Street, Penthouse I, North Miami Beach, Florida 33180. The principal business office of Offshore Fund is British American Centre, P.O. Box 513 GT, Dr. Roy's Drive, George Town, Grand Cayman, Cayman Islands, British West Indies.

ITEM 2(C).      CITIZENSHIP

                        Ganz is a United States citizen. GCM and Advisors are Delaware corporations. The Fund is a Delaware limited partnership. Offshore Fund is a Cayman Islands limited partnership.

ITEM 2(D).      TITLE OF CLASS OF SECURITIES

                        This Statement relates to the Common Stock, par value $
                .01 per share (the "Common Stock"), of NOX.

ITEM 2(E).      CUSIP NO.

                        NOX's CUSIP No. is 670002 10 4.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A


                              Page 7 of 12 Pages

                                (a) [ ] Broker or Dealer registered under
                        Section 15 of the Act (b) [ ] Bank as defined in
                        Section 3(a)(6) of the Act

                                (c) [ ] Insurance Company as defined in Section
                        3(a)(19) of the Act

                                (d) [ ] Investment Company registered under
                        Section 8 of the Investment Company Act

                                (e) [X] Investment Adviser registered under
                        Section 203 of the Investment Adviser Act of 1940

                                (f) [ ] Employee Benefit Plan, Pension Fund
                        which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

                                (g) [ ] Parent Holding Company, in accordance
                        with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

                                (h) [ ] Group, in accordance with Rule
                        13d-1(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP

         SEE ATTACHED SPREADSHEET, LABELED EXHIBIT A (PAGE 11 OF 13), FOR A LISTING OF OWNERSHIP.


         (1) The Reporting Person disclaims beneficial ownership with respect to these shares.

         (2) Due to the fact that GCM, Advisors, the Fund and Offshore Fund are under common control, GCM may be deemed to beneficially own the 52,900 shares owned of record by the Fund and the 38,300 owned by Offshore Fund. The Reporting Person disclaims beneficial ownership with respect to these shares.

        (3) Due to the fact that GCM, Advisors and the Fund are under common control, Advisors, the Fund and Offshore Fund may be deemed to beneficially own the 630,768 shares owned of record by GCM. The Reporting Persons disclaim beneficial ownership with respect to these shares.


                              Page 8 of 12 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this Statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                GCM, Ganz, Advisors, the Fund and Offshore Fund hereby report that they collectively hold less than 5% of the class of securities reported hereunder.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

ITEM 10. CERTIFICATION

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 9 of 12 Pages

                                   EXHIBIT A

                            Amount                                    Power to Vote                Power to Dispose
                         Beneficially         Percent of           -------------------------------------------------
Reporting Person            Owned                Class              Sole        Shared             Sole      Shared
--------------------------------------------------------------------------------------------------------------------
Charles B. Ganz           340,915(1)           3.43%   (2)         340,915        0              340,915       0
Ganz Capital Management   340,915(1)           3.43%   (2)         340,915        0              340,915       0
                          =======                                  =======

(1) The reporting person disclaims beneficial ownership of these shares.
(2) Calculated on the basis of 11,888,000 shares outstanding as of 03/13/97.




                              Page 10 of 12 Pages

                                   SIGNATURES


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


April 23, 1997


                                /s/  Charles B. Ganz
                                ----------------------------------------
                                CHARLES B. GANZ



                                GANZ CAPITAL MANAGEMENT, INC.


                                By: /s/  Charles B. Ganz
                                   ----------------------------------------
                                    Charles B. Ganz, President



                                THE PROBITAS FUND, L.P.


                                By: Probitas Advisors, Inc., General
                                    Partner


                                By: /s/  Charles B. Ganz
                                   ----------------------------------------
                                    Charles B. Ganz, President



                                PROBITAS ADVISORS, INC.


                                By:  /s/  Charles B. Ganz
                                   ----------------------------------------
                                     Charles B. Ganz, President



                              Page 11 of 12 Pages

                                   EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13G


            Pursuant to Rule 13d-1(f)(i), the undersigned hereby consent to the joint filing of a single statement on their behalf.

April 23, 1997


                                /s/  Charles B. Ganz
                                ----------------------------------------
                                CHARLES B. GANZ



                                GANZ CAPITAL MANAGEMENT, INC.


                                By: /s/  Charles B. Ganz
                                   ----------------------------------------
                                    Charles B. Ganz, President



                                THE PROBITAS FUND, L.P.


                                By: Probitas Advisors, Inc., General
                                    Partner


                                By: /s/  Charles B. Ganz
                                   ----------------------------------------
                                    Charles B. Ganz, President



                                PROBITAS ADVISORS, INC.


                                By:  /s/  Charles B. Ganz
                                   ----------------------------------------
                                     Charles B. Ganz, President



                              Page 12 of 12 Pages